OWENS CORNING WORLD HEADQUARTERS

ONE OWENS CORNING PARKWAY

TOLEDO, OHIO 43659

419.248.8067 FAX 419.325.4067

INTERNET: mark.mayer@owenscorning.com

MARK W. MAYER

VICE PRESIDENT AND CHIEF ACCOUNTING OFFICER

August 22, 2008

Via Facsimile and EDGAR Submission

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549-7010

Re:	Owens Corning

Form 10-K for Fiscal Year Ended December 31, 2007

Forms 10-Q for the Periods Ended March 31, 2008 and June 30, 2008

SEC File No. 1-33100

Dear Mr. Decker:

On behalf of Owens Corning, a Delaware corporation (the “Company”), I submit the Company’s response to the Staff’s comments contained in your letter dated August 21, 2008 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) and Forms 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008, SEC File No. 1-33100, filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2008, May 7, 2008 and July 30, 2008, respectively. The Company’s responses to the Staff’s comments are set forth below. For ease of reference, the Staff’s comments are set forth below in their entirety.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response:

As applicable below, we have provided proposed revised text in italics as it would have looked in the filings referenced in your comments. We confirm that such

OWENS CORNING

Mr. Rufus Decker

Accounting Branch Chief

August 22, 2008

revisions, with appropriate adjustments, will be included in our future filings where appropriate.

Compensation Discussion and Analysis, page 65

Annual Incentive Plan, page 69

2.	We note your proposed revised disclosure in response to prior comment 6. Please explain straight line interpolation.

Response:

In response to the Staff’s comment and to simplify our disclosure, in lieu of referring to straight line interpolation, we propose the following language:

For Company performance falling between the performance levels associated with Threshold and Target funding or with Target and Maximum funding, CIP funding would fall proportionately between the corresponding funding levels. For example, for Company performance falling two-thirds of the way between the performance levels associated with Threshold and Target funding, the resulting CIP funding would fall two-thirds of the way between Threshold and Target funding.

* * * *

As requested by the Commission, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with any of the foregoing, please contact me at 419-248-8067.

Very truly yours,

/s/ Mark W. Mayer
Mark W. Mayer
Vice President and Chief Accounting Officer